                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of September, 2002

                               Soft Care EC Inc.
                (Translation of registrant's name into English)

                            210-889 Harbourside Drive
                               North Vancouver, BC
                                     V7P 3S1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.[.X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No [X].....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated September 17, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  SoftCare EC Inc.
                                                  (Registrant)

                                                  By: "Martyn Armstrong"
                                                      ------------------
                                                      President and CEO




Date: 17 September 2002


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                                                       Shares Issued: 23,243,617
                                                       Fully Diluted: 28,759,947
                                                               Symbols: SCE-TSXV
                                                                       SFCEF-OTC
                                                                        NR-02-13



                   SOFTCARE, IPNET ANNOUNCE STRATEGIC ALLIANCE
                   -------------------------------------------

NORTH VANCOUVER, BRITISH COLUMBIA, SEPTEMBER 17, 2002 - SoftCare EC Inc. (TSXV:SCE, OTC:SFCEF), www.softcare.com is pleased to announce that it has entered into a strategic alliance with IPNet Solutions(R) Inc., a leader in flexible supply chain connectivity. This alliance will make SoftCare the exclusive Canadian Reseller of IPNet's award-winning BizManager(TM) suite of products.

The IPNet suite of solutions has already experienced very strong demand in the US and has been adopted by a wide range of businesses including ACE HARDWARE, DOLE, GE MEDICAL SYSTEMS, MARK'SWORK WEARHOUSE AND MARCONI. SoftCare expects that there will be a very strong demand for this product in the Canadian market. SoftCare estimates BizManager will generate an additional $1.5 million in sales in the coming year with additional recurring and downstream revenue in following years. BizManager's ability to reduce costs and improve revenue will continue to create strong demand in the future.

BizManager, an award-winning software, is a comprehensive suite of software solutions that facilitates business-to-business connectivity. BizManager leverages the Internet and industry standards architecture to enable an entire community of supply chain partners from Global 2000 organizations to one-man operations, to exchange information electronically.

OpenEC(R) is SoftCare's EDI and e-Business software solution that has been installed at over 150 customers. The addition of IPNet software to SoftCare EC solutions will strengthen the company's market position and short- and long-term revenue generation.

Initially, the goal of this partnership is to target SoftCare's existing client base requiring an integrated EDI/e-business solution for communicating over the Internet using the EDI INT standards. "OUR LONG TERM GOAL IS TO BRING A SUPERIOR SOLUTION TO CANADIAN COMPANIES AND DOMINATE THE EDI OVER THE INTERNET MARKET," said Martyn Armstrong, President & CEO of SoftCare EC.Com. "IPNET's wealth of experience, superior software and focus on Internet communications will accelerate SoftCare's market penetration."

This partnership combines the business strengths of two companies highly adept at providing solutions for today's business environment. "WE'VE CHOSEN TO PARTNER WITH SOFTCARE DUE TO ITS EXPERTISE IN EDI AND ITS TRACK RECORD OF SUCCESSFULLY IMPLEMENTING ENTERPRISE BUSINESS-TO-BUSINESS SOLUTIONS," said Geoff Joynt, Vice President of Strategic Programs. "In addition, SoftCare's team of EDI professionals will enable IPNet to extend its leading line of flexible supply chain connectivity solutions to the Canadian market.


ABOUT SOFTCARE
SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and create B2B industry portals. Our e-business management software is open and scaleable allowing for integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.

ABOUT IPNET SOLUTIONS
IPNet Solutions Inc. provides software that connects Global 2000 companies and their business partners enabling secure data exchange. It's flexible and secure solutions support leading Internet standards, XML and legacy EDI systems. IPNet allows business partners of any size to participate in B2B initiatives by offering server, PC, Java-client and browser options. Its patented technology helps companies migrate risk-free from legacy systems to the Internet. Industry recognition includes Computerworld's "Top 100 Emerging Companies to Watch," American Electronics Association's "Best Software Application 2002, "Managing Automation's "25 Emerging Companies to Watch," iSource's "Top 100 Premier E-Procurement Providers" and RIS News' "Top 10 Emerging Leaders." More information about the company can be found at www.ipnetsolutions.com or 1-866-IPNet4U (1-866-476-3848).




On behalf of the Board of Directors,


/s/ Wayne Zielke
--------------------------------
Wayne Zielke, CFO and Director


FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com



The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.